UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Qualtrics International Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
747601201
(CUSIP Number)
Ryan Smith
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Anthony J. McCusker
Bradley C. Weber
Kim de Glossop
Goodwin Procter LLP
601 Marshall Street
Redwood City, California 94063
650-752-3100

Blake Tierney
General Counsel
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999

June 28, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ryan Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, BK, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Ashley Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Q II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons The Sundance Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D amends and supplements the statements on Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission on June 16, 2022 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

The Items below amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Consummation of Merger

On June 28, 2023 (the “Closing Date”), Quartz Holdco, LLC (“Parent”) acquired the Issuer pursuant to an Agreement and Plan of Merger dated as of March 12, 2023 (the “Merger Agreement”), by and among the Issuer, Parent, and Quartz MergerCo, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). At the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”) and Class B common stock, par value $0.0001 per share, of the Issuer (together, the “Common Stock”) outstanding immediately prior to the effective time of the Merger (subject to certain exceptions, including shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware), was cancelled and converted into the right to receive $18.15 in cash (the “Per Share Merger Consideration”), without interest and subject to applicable withholding taxes. Consequently, at the Effective Time, each share of Class A Common Stock beneficially owned by each of the Reporting Persons was converted into the right to receive the Per Share Merger Consideration, and the Reporting Persons no longer beneficially own any shares of Class A Common Stock.

Item 5.        Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b)
    This Amendment No. 2 is being filed on behalf of the Reporting Persons to report that, as of June 28, 2023, after giving effect to the Merger described in Item 4 above, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

(c)    Other than as described in Item 4 of this Schedule 13D, none of the Reporting Persons have effected any transaction in Class A Common Stock during the past 60 days.

(d)    Not applicable.

(e)    On June 28, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of the Class A Common Stock in connection with the consummation of the Merger.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 28, 2023

By:    /s/ Ryan Smith
Name:    Ryan Smith

By:    /s/ Ashley Smith
Name:    Ashley Smith

Q II, LLC

By:    /s/ Ryan Smith
Name:    Ryan Smith
Title:    Manager

THE SUNDANCE TRUST

By:    /s/ Ashley Smith
Name:    Ashley Smith
Title:    Investment Trustee